Thomson Reuters Third Quarter Report 2025

Unaudited Consolidated Financial Statements EXHIBIT 99.2

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

(unaudited)

		Three Months Ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	Notes	2025	2024	2025	2024
CONTINUING OPERATIONS
Revenues	2	1,782	1,724	5,467	5,349
Operating expenses	5	(1,115)	(1,117)	(3,347)	(3,288)
Depreciation		(28)	(30)	(83)	(87)
Amortization of computer software		(182)	(151)	(534)	(458)
Amortization of other identifiable intangible assets		(24)	(21)	(73)	(69)
Other operating gains (losses), net	6	160	10	162	(60)
Operating profit		593	415	1,592	1,387
Finance costs, net:
Net interest expense	7	(38)	(21)	(103)	(97)
Other finance income (costs)	7	7	(32)	(51)	(8)
Income before tax and equity method investments		562	362	1,438	1,282
Share of post-tax (losses) earnings in equity method investments	8	(13)	(8)	(23)	45
Tax (expense) benefit	9	(121)	(77)	(265)	258
Earnings from continuing operations		428	277	1,150	1,585
(Loss) earnings from discontinued operations, net of tax		(5)	24	20	35
Net earnings		423	301	1,170	1,620
Earnings (loss) attributable to:
Common shareholders		423	301	1,170	1,623
Non-controlling interests		-	-	-	(3)

Earnings per share:	10
Basic earnings (loss) per share:
From continuing operations		$0.95	$0.61	$2.55	$3.51
From discontinued operations		(0.01)	0.06	0.04	0.08
Basic earnings per share		$0.94	$0.67	$2.59	$3.59
Diluted earnings (loss) per share:
From continuing operations		$0.95	$0.61	$2.54	$3.51
From discontinued operations		(0.01)	0.06	0.05	0.08
Diluted earnings per share		$0.94	$0.67	$2.59	$3.59

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Third Quarter Report 2025

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	Notes	2025	2024	2025	2024
Net earnings		423	301	1,170	1,620

Other comprehensive (loss) income:
Items that have been or may be subsequently reclassified to net earnings:
Cash flow hedges adjustments to net earnings	7	-	(10)	(24)	32
Cash flow hedges adjustments to equity		-	10	20	(23)
Related tax benefit on cash flow hedges adjustments to equity		-	-	1	-
Foreign currency translation adjustments to equity		(33)	152	269	65
		(33)	152	266	74
Items that will not be reclassified to net earnings:
Fair value adjustments on financial assets	11	23	(4)	20	5
Related tax (expense) benefit on fair value adjustments on financial assets		(2)	1	(1)	(1)
Remeasurement on defined benefit pension plans		(10)	16	28	28
Related tax benefit (expense) on remeasurement on defined benefit pension plans		2	(4)	(7)	(10)
		13	9	40	22
Other comprehensive (loss) income		(20)	161	306	96
Total comprehensive income		403	462	1,476	1,716

Comprehensive income (loss) for the period attributable to:
Common shareholders:
Continuing operations		408	438	1,456	1,689
Discontinued operations		(5)	24	20	35
Non-controlling interests		-	-	-	(8)
Total comprehensive income		403	462	1,476	1,716

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Third Quarter Report 2025

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

		September 30,	December 31,
(millions of U.S. dollars)	Notes	2025	2024
ASSETS
Cash and cash equivalents	11	618	1,968
Trade and other receivables		1,053	1,087
Other financial assets	11	87	35
Prepaid expenses and other current assets		428	400
Current assets		2,186	3,490
Property and equipment, net		357	386
Computer software, net		1,680	1,453
Other identifiable intangible assets, net		3,127	3,134
Goodwill		7,909	7,262
Equity method investments	8	203	269
Other financial assets	11	442	442
Other non-current assets	12	629	625
Deferred tax		1,317	1,376
Total assets		17,850	18,437

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	11	838	973
Payables, accruals and provisions	13	947	1,091
Current tax liabilities		216	197
Deferred revenue		1,132	1,062
Other financial liabilities	11	428	113
Current liabilities		3,561	3,436
Long-term indebtedness	11	1,338	1,847
Provisions and other non-current liabilities	14	675	675
Other financial liabilities	11	206	232
Deferred tax		309	241
Total liabilities		6,089	6,431
Equity
Capital	15	3,561	3,498
Retained earnings		9,113	9,699
Accumulated other comprehensive loss		(913)	(1,191)
Total equity		11,761	12,006
Total liabilities and equity		17,850	18,437
Contingencies (note 18)

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Third Quarter Report 2025

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	Notes	2025	2024	2025	2024
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings from continuing operations		428	277	1,150	1,585
Adjustments for:
Depreciation		28	30	83	87
Amortization of computer software		182	151	534	458
Amortization of other identifiable intangible assets		24	21	73	69
Share of post-tax losses (earnings) in equity method investments	8	13	8	23	(45)
Net (gains) losses on disposals of businesses and investments	6	(162)	(1)	(164)	3
Deferred tax		33	8	51	(687)
Other	16	52	56	223	173
Changes in working capital and other items	16	107	206	(79)	252
Operating cash flows from continuing operations		705	756	1,894	1,895
Operating cash flows from discontinued operations		(1)	-	1	(2)
Net cash provided by operating activities		704	756	1,895	1,893
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	17	(193)	(25)	(823)	(492)
Proceeds related to disposals of businesses and investments	8	247	33	252	29
Proceeds from sales of LSEG shares	8	-	-	-	1,854
Capital expenditures		(162)	(149)	(476)	(446)
Other investing activities		-	-	1	6
Taxes paid on sales of LSEG shares and disposals		(33)	(65)	(33)	(202)
Net cash (used in) provided by investing activities		(141)	(206)	(1,079)	749
FINANCING ACTIVITIES
Repayments of debt	11	-	(242)	(999)	(290)
Net borrowings (repayments) under short-term loan facilities	11	339	-	339	(139)
Payments of lease principal		(15)	(15)	(48)	(46)
Repurchases of common shares	15	(670)	-	(670)	(639)
Dividends paid on preference shares		(1)	(1)	(3)	(4)
Dividends paid on common shares	15	(260)	(236)	(779)	(708)
Purchase of non-controlling interests	17	-	-	-	(384)
Other financing activities		-	2	(10)	3
Net cash used in financing activities		(607)	(492)	(2,170)	(2,207)
Translation adjustments		(2)	3	4	(2)
(Decrease) increase in cash and cash equivalents		(46)	61	(1,350)	433
Cash and cash equivalents at beginning of period		664	1,670	1,968	1,298
Cash and cash equivalents at end of period		618	1,731	618	1,731
Supplemental cash flow information is provided in note 16.
Interest paid, net of debt related hedges	7	(23)	(20)	(95)	(104)
Interest received	7	7	23	39	53
Income taxes paid	16	(48)	(90)	(198)	(373)

Interest received and interest paid are reflected as operating cash flows.

Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Third Quarter Report 2025

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on financial instruments	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Shareholders' equity	Non- controlling interests	Total equity
Balance, December 31, 2024	2,067	1,431	3,498	9,699	19	(1,210)	(1,191)	12,006	-	12,006
Net earnings	-	-	-	1,170	-	-	-	1,170	-	1,170
Other comprehensive income	-	-	-	21	16	269	285	306	-	306
Total comprehensive income	-	-	-	1,191	16	269	285	1,476	-	1,476
Transfer of gain on disposal of equity investments to retained earnings	-	-	-	7	(7)	-	(7)	-	-	-
Dividends declared on preference shares	-	-	-	(3)	-	-	-	(3)	-	(3)
Dividends declared on common shares	-	-	-	(804)	-	-	-	(804)	-	(804)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	25	-	25	-	-	-	-	25	-	25
Repurchases of common shares (see note 15)	(36)	-	(36)	(689)	-	-	-	(725)	-	(725)
Pre-defined share repurchase plan (see note 15)	(9)	-	(9)	(283)	-	-	-	(292)	-	(292)
Stock compensation plans	114	(31)	83	(5)	-	-	-	78	-	78
Balance, September 30, 2025	2,161	1,400	3,561	9,113	28	(941)	(913)	11,761	-	11,761

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on financial instruments	Foreign currency translation adjustments	AOCL	Shareholders' equity	Non- controlling interests (see note 17)	Total equity
Balance, December 31, 2023	1,901	1,504	3,405	8,680	21	(1,042)	(1,021)	11,064	-	11,064
Net earnings	-	-	-	1,623	-	-	-	1,623	(3)	1,620
Other comprehensive income (loss)	-	-	-	18	13	70	83	101	(5)	96
Total comprehensive income (loss)	-	-	-	1,641	13	70	83	1,724	(8)	1,716
Non-controlling interests on acquisition of subsidiaries	-	-	-	-	-	-	-	-	388	388
Purchase of non-controlling interests	-	-	-	(4)	-	-	-	(4)	(380)	(384)
Transfer of gain on disposal of equity investments to retained earnings	-	-	-	21	(21)	-	(21)	-	-	-
Dividends declared on preference shares	-	-	-	(4)	-	-	-	(4)	-	(4)
Dividends declared on common shares	-	-	-	(730)	-	-	-	(730)	-	(730)
Shares issued under DRIP	22	-	22	-	-	-	-	22	-	22
Repurchases of common shares (see note 15)	(16)	-	(16)	(234)	-	-	-	(250)	-	(250)
Stock compensation plans	134	(83)	51	-	-	-	-	51	-	51
Balance, September 30, 2024	2,041	1,421	3,462	9,370	13	(972)	(959)	11,873	-	11,873

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Third Quarter Report 2025

Thomson Reuters Corporation

Notes to Consolidated Financial Statements (unaudited)

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business Description and Basis of Preparation

General business description

Thomson Reuters Corporation is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange ("TSX") and on the U.S. stock exchange, Nasdaq Global Select Market (“Nasdaq”), under the ticker symbol “TRI”, and its Series II preference shares are listed on the TSX.

Unless otherwise indicated or the context otherwise requires, references in these consolidated financial statements to the “Company” and “Thomson Reuters” are to Thomson Reuters Corporation and its subsidiaries.

The Company serves professionals across legal, tax, audit, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news.

These unaudited interim consolidated financial statements (“interim financial statements”) were approved by the Audit Committee of the Board of Directors of the Company on November 3, 2025.

Basis of preparation

The interim financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2024, except as described below. The interim financial statements comply with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"), have been omitted or condensed.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving more judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been disclosed in note 2 of the consolidated financial statements for the year ended December 31, 2024.

The Company continues to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth, and an evolving interest rate and inflationary backdrop, among other factors. While the Company is closely monitoring these conditions to assess potential impacts on its businesses, some of management’s estimates and judgments may be more variable and may change materially in the future due to the significant uncertainty created by these circumstances.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2024, which are included in the Company’s 2024 annual report.

References to “$” are to U.S. dollars, references to “C$” are to Canadian dollars, references to “£” are to British pounds sterling and references to SEK are to Swedish Kronor.

Changes in accounting policies

IAS 21, The Effect of Changes in Foreign Exchange Rates

In August 2023, the IASB issued amendments to IAS 21, which provide guidance on the determination of an exchange rate to translate transactions and financial statements denominated or presented in a currency that is not exchangeable into another currency. The amendments were effective for reporting periods beginning January 1, 2025 and did not have a material impact on the Company’s financial statements.

Recent accounting pronouncements

IFRS 18, Presentation and Disclosure in Financial Statements and associated amendments to IAS 7, Statement of Cash Flows

In April 2024, the IASB issued IFRS 18 and amendments to IAS 7. IFRS 18 will replace IAS 1, Presentation of Financial Statements. Both IFRS 18 and amendments to IAS 7 are effective for reporting periods beginning January 1, 2027.

Thomson Reuters Third Quarter Report 2025

IFRS 18 will change the presentation of the Company’s financial statements and add new disclosure requirements. Specifically, the new standard requires:

•
The consolidated income statement to be structured according to operating, investing and financing categories, and include additional subtotals for “Operating Profit” and “Profit Before Financing and Income Taxes”;
•
Management-defined performance measurements (“MPM's”), which represent certain of the Company’s non-IFRS measures, to be identified, defined, and have an explanation why each one is useful. Each MPM must be reconciled to the most directly comparable IFRS subtotal. All disclosures related to MPM’s must be disclosed in a single footnote within the consolidated financial statements; and
•
The application of enhanced guidance related to the grouping of financial information associated with amounts presented within the financial statements, otherwise known as aggregation or disaggregation.

The amendments to IAS 7 were issued to align the presentation of the statement of cash flows, as prepared under the indirect method, to the changes prescribed to the income statement under IFRS 18.

Both IFRS 18 and the amendments to IAS 7 are disclosure related and do not impact the Company’s results of operations, financial condition, or cash flows. The Company is assessing the impact of these pronouncements on its disclosures.

Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures. The amendments introduce:

•
An election permitting derecognition of financial liabilities that are settled through an electronic payment system before the actual settlement date, if certain conditions are met; and
•
Expanded disclosures for (a) investments in equity instruments and (b) financial liabilities that have features unrelated to basic lending risks, such as achieving sustainability targets, that could affect the cash flows of those liabilities.

The amendments are effective for reporting periods beginning on January 1, 2026. The Company expects that these amendments will not have a material impact on its financial statements or its disclosures.

Other pronouncements issued by the IASB and International Financial Reporting Interpretations Committee (“IFRIC”) are not applicable or consequential to the Company.

Note 2: Revenues

Revenues by type and geography

The following tables disaggregate revenues by type and geography and reconcile them to reportable segments (see note 3).

Revenues by type (millions of U.S. dollars)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Eliminations / Rounding		Total
Three months ended September 30,	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Recurring	709	721	423	390	183	170	178	167	-	-	(6)	(6)	1,487	1,442
Transactions	19	24	55	47	68	51	29	32	-	-	-	-	171	154
Global Print	-	-	-	-	-	-	-	-	124	128	-	-	124	128
Total	728	745	478	437	251	221	207	199	124	128	(6)	(6)	1,782	1,724

Revenues by type (millions of U.S. dollars)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Eliminations / Rounding		Total
Nine months ended September 30,	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Recurring	2,073	2,121	1,236	1,142	580	548	529	495	-	-	(17)	(18)	4,401	4,288
Transactions	57	72	255	244	308	251	92	119	-	-	-	-	712	686
Global Print	-	-	-	-	-	-	-	-	354	375	-	-	354	375
Total	2,130	2,193	1,491	1,386	888	799	621	614	354	375	(17)	(18)	5,467	5,349

Thomson Reuters Third Quarter Report 2025

Revenues by geography(1) (millions of U.S. dollars)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Eliminations / Rounding		Total
Three months ended September 30,	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
U.S.	565	599	363	346	186	164	51	48	93	95	(6)	(6)	1,252	1,246
Canada	29	27	2	4	7	5	2	-	12	14	-	-	52	50
Other	9	8	26	14	46	40	2	3	2	3	-	-	85	68
Americas	603	634	391	364	239	209	55	51	107	112	(6)	(6)	1,389	1,364

U.K.	77	69	39	34	6	6	109	105	9	10	-	-	240	224
Other	14	10	34	26	1	1	30	30	2	1	-	-	81	68
EMEA	91	79	73	60	7	7	139	135	11	11	-	-	321	292

Asia Pacific	34	32	14	13	5	5	13	13	6	5	-	-	72	68
Total	728	745	478	437	251	221	207	199	124	128	(6)	(6)	1,782	1,724

Revenues by geography(1) (millions of U.S. dollars)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Eliminations / Rounding		Total
Nine months ended September 30,	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
U.S.	1,663	1,770	1,137	1,075	685	614	153	160	275	286	(17)	(18)	3,896	3,887
Canada	85	76	11	12	32	30	4	3	27	34	-	-	159	155
Other	25	23	72	63	131	117	7	7	8	9	-	-	243	219
Americas	1,773	1,869	1,220	1,150	848	761	164	170	310	329	(17)	(18)	4,298	4,261

U.K.	223	202	115	105	21	20	326	317	25	26	-	-	710	670
Other	38	31	110	89	4	4	93	89	4	4	-	-	249	217
EMEA	261	233	225	194	25	24	419	406	29	30	-	-	959	887

Asia Pacific	96	91	46	42	15	14	38	38	15	16	-	-	210	201
Total	2,130	2,193	1,491	1,386	888	799	621	614	354	375	(17)	(18)	5,467	5,349

(1)
Revenues by geography are based on the location of the customer. Revenues from the Reuters News agreement with the Data & Analytics business of London Stock Exchange Group (“LSEG”), the Company’s largest customer, are included entirely in the U.K. Canada represents the Company's country of domicile. Americas represents North America, Latin America and South America and EMEA represents Europe, Middle East and Africa.

Note 3: Segment Information

The Company is organized as five reportable segments, reflecting how the businesses are managed. The segments offer products and services to target customers as described below.

Legal Professionals

Serves law firms and governments with research and workflow products powered by leading-edge technologies, including generative AI, focusing on intuitive legal research and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

Serves corporations, ranging from small businesses to multinational organizations, including the seven largest global accounting firms, with the Company’s full suite of content-driven products, powered by leading-edge technologies, including generative AI, and integrated compliance workflow solutions to help them achieve their business outcomes.

Tax & Accounting Professionals

Serves tax, audit and accounting firms (other than the seven largest, which are served by the Corporates segment) with research and workflow products powered by leading-edge technologies, including generative AI.

Reuters News

Supplies business, financial and global news and data to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and to financial firms exclusively via LSEG products.

Thomson Reuters Third Quarter Report 2025

Global Print

Provides legal and tax information primarily in print format to customers around the world and provides commercial printing services to a wide range of book publishers.

Information by segment and reconciliations to the consolidated income statement are set forth below:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2025	2024	2025	2024
Revenues
Legal Professionals	728	745	2,130	2,193
Corporates	478	437	1,491	1,386
Tax & Accounting Professionals	251	221	888	799
Reuters News	207	199	621	614
Global Print	124	128	354	375
Eliminations/Rounding	(6)	(6)	(17)	(18)
Revenues	1,782	1,724	5,467	5,349

Adjusted EBITDA
Legal Professionals	354	334	1,029	1,003
Corporates	174	162	556	518
Tax & Accounting Professionals	78	59	401	331
Reuters News	42	40	126	151
Global Print	46	43	131	133
Total reportable segments adjusted EBITDA	694	638	2,243	2,136
Corporate costs	(22)	(29)	(84)	(75)
Fair value adjustments(1)	(5)	(2)	(39)	-
Depreciation	(28)	(30)	(83)	(87)
Amortization of computer software	(182)	(151)	(534)	(458)
Amortization of other identifiable intangible assets	(24)	(21)	(73)	(69)
Other operating gains (losses), net	160	10	162	(60)
Operating profit	593	415	1,592	1,387
Net interest expense	(38)	(21)	(103)	(97)
Other finance income (costs)	7	(32)	(51)	(8)
Share of post-tax (losses) earnings in equity method investments	(13)	(8)	(23)	45
Tax (expense) benefit	(121)	(77)	(265)	258
Earnings from continuing operations	428	277	1,150	1,585

(1)
Includes acquired deferred revenue of nil (2024 - $2 million) and $20 million (2024 - $8 million) in the three and nine months ended September 30, 2025, respectively.

Reuters News revenues included $6 million (2024 - $6 million) and $17 million (2024 - $18 million) in the three and nine months ended September 30, 2025, respectively, primarily from content-related services that it provided to the Legal Professionals, Corporates and Tax & Accounting Professionals segments.

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. The profitability measure is defined below and may not be comparable to similar measures of other companies.

Segment Adjusted EBITDA

•
Segment adjusted EBITDA represents earnings or loss from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of computer software and other identifiable intangible assets, the Company’s share of post-tax earnings or losses in equity method investments, other operating gains or losses, certain asset impairment charges, corporate related items and fair value adjustments, including those related to acquired deferred revenue.
•
The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.

Each segment includes an allocation of costs, based on usage or other applicable measures, for centralized support services such as technology-related services, commercial operations, marketing costs, and product and content development. Additionally, product costs are allocated when one segment sells products managed by another segment. Corporate costs, which includes expenses for centrally managed functions such as finance, legal and human resources, are not allocated to the segments.

Thomson Reuters Third Quarter Report 2025

Note 4: Seasonality

The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over the contract term and its costs are generally incurred evenly throughout the year. However, at the segment level, revenues on a consecutive quarter basis can be impacted by seasonality, most notably in the Company’s Tax & Accounting Professionals business, where revenues tend to be concentrated in the first and fourth quarters.

Note 5: Operating Expenses

The components of operating expenses include the following:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2025	2024	2025	2024
Salaries, commissions and allowances	601	612	1,767	1,783
Share-based payments	27	23	84	65
Post-employment benefits	34	29	102	91
Total staff costs	662	664	1,953	1,939
Goods and services(1)	358	362	1,098	1,088
Content	72	72	218	212
Telecommunications	12	10	35	29
Facilities	6	9	24	28
Fair value adjustments(2)	5	-	19	(8)
Total operating expenses	1,115	1,117	3,347	3,288

(1)
Goods and services include technology-related expenses, professional fees, consulting, contractors, marketing and other general and administrative costs.
(2)
Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

Note 6: Other Operating Gains (Losses), Net

Other operating gains net, were $160 million and $162 million in the three and nine months ended September 30, 2025, respectively. Both periods included a gain of $161 million on the sale of the Company's remaining interest in Elite, an equity method investment.

Other operating gains, net, were $10 million in the three months ended September 30, 2024. Other operating losses, net, were $60 million in the nine months ended September 30, 2024 and included an impairment of an equity method investment, which reflected a decline in the value of the Company's commercial real estate holding, acquisition-related deal costs and costs related to a legal provision.

Note 7: Finance Costs, Net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2025	2024	2025	2024
Interest expense:
Debt	26	34	84	110
Other, net	8	4	22	13
Fair value (gains) losses on financial instruments
Debt	(6)	-	(6)	-
Fair value hedges	6	-	6	-
Cash flow hedges, transfer from equity	-	(14)	(27)	25
Net foreign exchange losses (gains) on debt	-	14	27	(25)
Net interest expense - debt and other	34	38	106	123
Net interest expense - leases	3	3	10	10
Net interest expense - pension and other post-employment benefit plans	7	6	20	18
Interest income	(6)	(26)	(33)	(54)
Net interest expense	38	21	103	97

Thomson Reuters Third Quarter Report 2025

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2025	2024	2025	2024
Net (gains) losses due to changes in foreign currency exchange rates	(9)	30	47	(1)
Other	2	2	4	9
Other finance (income) costs	(7)	32	51	8

Net (gains) losses due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Note 8: Equity Method Investments

Equity method investments in the consolidated statement of financial position were $203 million and $269 million as of September 30, 2025 and December 31, 2024, respectively. The Company’s share of post-tax (losses) earnings in equity method investments in the consolidated income statement were $(13) million (2024 - $(8) million) and $(23) million (2024 - $45 million) in the three and nine months ended September 30, 2025, respectively.

In September 2025, the Company sold its remaining equity interest in Elite for proceeds of $231 million which was presented as an investing activity in the consolidated statement of cash flow.

In May 2024, the Company sold all of its remaining LSEG shares that it indirectly owned through its direct investment in York Parent Limited and its subsidiaries (“YPL”) which, from the date the remaining shares were sold, was no longer a material associate of the Company. In the nine months ended September 30, 2024, the Company sold 16.0 million shares of LSEG and received $1,854 million of proceeds, which included $24 million received from the settlement of foreign exchange contracts (see note 11). All the proceeds, including amounts related to the settlement of the foreign exchange contracts, were presented as investing activities in the consolidated statement of cash flow.

The Company’s share of post-tax earnings (losses) in its YPL investment in the nine months ended September 30, 2024 was comprised of the following items:

Nine Months Ended September 30,
(millions of U.S. dollars)	2024
Decrease in LSEG share price	(86)
Foreign exchange losses on LSEG shares	(3)
Dividend income	6
Gain from call options	22
Historical excluded equity adjustment(1)	129
YPL - Share of post-tax earnings in equity method investments	68

(1)
Represents income from the recognition of the remaining cumulative impact of equity transactions that were excluded from the Company’s investment in YPL.

Set forth below is summarized financial information for 100% of YPL for the six months ended June 30, 2024 when YPL was a material associate of the Company.

Six months ended June 30,
(millions of U.S. dollars)	2024
Mark-to-market of LSEG shares	(394)
Dividend income	32
Gain from call options	92
Net loss	(270)
Total comprehensive loss	(270)

Note 9: Taxation

Tax expense was $121 million and $265 million in the three and nine months ended September 30, 2025, respectively. Tax expense was $77 million in the three-month period ended September 30, 2024. The Company recorded a $258 million net tax benefit in the nine-month period ended September 30, 2024 due to a $468 million benefit from the recognition of a deferred tax asset relating to tax legislation enacted in Canada. The legislation reduced the Company’s ability to deduct interest expense against its Canadian taxable income, thereby increasing Canadian taxable profits such that the Company expects to utilize tax loss carryforwards and other tax attributes, which it had not previously recognized as a deferred tax asset.

Thomson Reuters Third Quarter Report 2025

Additionally, in January 2024, the Company began recording tax expense associated with the “Pillar Two model rules” as published by the Organization for Economic Cooperation and Development and enacted by key jurisdictions in which the Company operates. These rules are designed to ensure large multinational enterprises within the scope of the rules pay a minimum level of tax in each jurisdiction where they operate. In general, the “Pillar Two model rules” apply a system of top-up taxes to bring the enterprise’s effective tax rate in each jurisdiction to a minimum of 15%. The Company recorded $2 million (2024 - $2 million) and $5 million (2024 - $9 million) in top-up tax expense in the three and nine months ended September 30, 2025, respectively, which was attributable to its earnings in Switzerland.

Tax expense or benefit in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Tax expense or benefit in interim periods is not necessarily indicative of the tax benefit or expense for the full year because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year.

On July 4, 2025, the U.S. enacted tax reform legislation as part of the One Big Beautiful Bill Act ("OBBBA"). The OBBBA leaves the U.S. corporate tax rate unchanged at 21%. In addition, the OBBBA extends or revises key provisions of the Tax Cuts and Jobs Act enacted in 2017, which were set to expire or change at the end of 2025.

Based on the Company's preliminary interpretation of the OBBBA, the tax reforms introduced are not expected to have a material impact on its consolidated financial statements. However, given the complexity of tax laws, related regulations, and evolving interpretations, the Company's estimates may require revision as additional information becomes available regarding the application of the OBBBA provisions.

Note 10: Earnings Per Share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2025	2024	2025	2024
Earnings attributable to common shareholders	423	301	1,170	1,623
Less: Dividends declared on preference shares	(1)	(1)	(3)	(4)
Earnings used in consolidated earnings per share	422	300	1,167	1,619
Less: Loss (earnings) from discontinued operations, net of tax	5	(24)	(20)	(35)
Earnings used in earnings per share from continuing operations	427	276	1,147	1,584

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Weighted-average number of common shares outstanding	449,658,160	449,751,215	450,116,632	450,650,598
Weighted-average number of vested DSUs	125,259	135,577	128,163	137,938
Basic	449,783,419	449,886,792	450,244,795	450,788,536
Effect of stock options and TRSUs	500,309	572,093	551,793	636,180
Diluted	450,283,728	450,458,885	450,796,588	451,424,716

Thomson Reuters Third Quarter Report 2025

Note 11: Financial Instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position are as follows:

September 30, 2025 (millions of U.S. dollars)	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total
Cash and cash equivalents	325	293	-	-	618
Trade and other receivables	1,053	-	-	-	1,053
Other financial assets - current	4	83	-	-	87
Other financial assets - non-current	9	290	143	-	442
Current indebtedness	(838)	-	-	-	(838)
Trade payables (see note 13)	(144)	-	-	-	(144)
Accruals (see note 13)	(691)	-	-	-	(691)
Other financial liabilities - current(1)(2)	(402)	(26)	-	-	(428)
Long-term indebtedness	(1,338)	-	-	-	(1,338)
Other financial liabilities - non-current(3)	(185)	(13)	-	(8)	(206)
Total	(2,207)	627	143	(8)	(1,445)

December 31, 2024 (millions of U.S. dollars)	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total
Cash and cash equivalents	873	1,095	-	-	1,968
Trade and other receivables	1,087	-	-	-	1,087
Other financial assets - current	7	28	-	-	35
Other financial assets - non-current	11	332	99	-	442
Current indebtedness	(973)	-	-	-	(973)
Trade payables (see note 13)	(176)	-	-	-	(176)
Accruals (see note 13)	(799)	-	-	-	(799)
Other financial liabilities - current(1)	(75)	(17)	-	(21)	(113)
Long-term indebtedness	(1,847)	-	-	-	(1,847)
Other financial liabilities - non-current(3)	(198)	(34)	-	-	(232)
Total	(2,090)	1,404	99	(21)	(608)

(1)
Includes lease liabilities of $61 million (2024 - $58 million).
(2)
Includes a commitment of up to $292 million related to the Company’s pre-defined plan with its broker to repurchase the Company's shares during its internal trading blackout period. See note 15.
(3)
Includes lease liabilities of $179 million (2024 - $198 million).

Of total cash and cash equivalents, $139 million and $115 million as of September 30, 2025 and December 31, 2024, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Commercial paper program

The Company’s $2.0 billion commercial paper program provides cost-effective and flexible short-term funding. The carrying amount of outstanding commercial paper of $339 million is included in “Current indebtedness” within the consolidated statement of financial position as of September 30, 2025 (December 31, 2024 - nil).

Thomson Reuters Third Quarter Report 2025

Credit facility

The Company has a $2.0 billion syndicated credit facility agreement which matures in November 2027 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for its commercial paper program). There were no outstanding borrowings under the credit facility as of September 30, 2025 and December 31, 2024. Based on the Company’s current credit ratings, the cost of borrowing under the facility is priced at the Term Secured Overnight Financing Rate (“SOFR”)/Euro Interbank Offered Rate (“EURiBOR”)/Simple Sterling Overnight Index Average (“SONIA”) plus 91 basis points. The Company has the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.6 billion.

The Company guarantees borrowings by its subsidiaries under the credit facility. The Company must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If the Company were to complete an acquisition with a purchase price of over $500 million, the Company may elect, subject to notification, to temporarily increase the ratio of net debt to EBITDA to 5.0:1 at the end of the quarter within which the transaction closed and for each of the three immediately following fiscal quarters. At the end of that period, the ratio would revert to 4.5:1. As of September 30, 2025, the Company complied with this covenant as its ratio of net debt to EBITDA, as calculated under the terms of its syndicated credit facility, was 0.5:1.

Foreign exchange contracts

The Company previously entered into foreign exchange contracts that were intended to reduce foreign currency risk related to a portion of its former indirect investment in LSEG, which was denominated in British pounds sterling. These instruments were not related to changes in the LSEG share price. In the nine-month period, the Company settled its remaining foreign exchange contracts with a notional amount of £1.2 billion ($1.6 billion) for net proceeds of $24 million in conjunction with the sale of its remaining 16.0 million LSEG shares. There were no foreign exchange contracts outstanding as of September 30, 2025 and December 31, 2024.

In the nine months ended September 30, 2024, losses of $2 million were reported within “Other finance income (costs)” in the consolidated income statement, with respect to these foreign exchange contracts due to fluctuations in the U.S. dollar – British pounds sterling exchange rate.

Fair Value

The fair values of cash and cash equivalents, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Current indebtedness” or “Long-term indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, current or non-current, within the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps is estimated based upon discounted cash flows using applicable current market rates and considering non-performance risk.

Debt Exchange

In March 2025, the Company completed the debt exchange offers it announced in February 2025. The purpose of the exchange was to optimize the Company’s capital structure and align indebtedness to revenue generation. Holders of U.S. dollar denominated notes originally issued by Thomson Reuters Corporation (“TRC”), the “Old Notes”, were offered the option to receive notes issued by TR Finance LLC (“TR Finance”), an indirect 100% owned U.S. subsidiary of TRC, the “New Notes”. The results of the exchange are as follows:

Series of notes (millions of U.S. dollars)	Principal amount New Notes issued by TR Finance	Principal amount remaining Old Notes of TRC	Principal amount outstanding notes
3.35% Notes due 2026	441	59	500
5.85% Notes due 2040	453	47	500
4.50% Notes due 2043	84	35	119
5.65% Notes due 2043	337	13	350
5.50% Debentures due 2035	373	27	400
Total	1,688	181	1,869

Thomson Reuters Third Quarter Report 2025

The New Notes issued by TR Finance have the same interest rate, interest payment dates and maturity date as the applicable series of Old Notes. The New Notes are fully and unconditionally guaranteed as to payment of principal and interest by TRC as well as West Publishing Corporation, Thomson Reuters Applications Inc. and Thomson Reuters (Tax & Accounting) Inc., each of which is an indirect 100% owned U.S. subsidiary of TRC. The three U.S. subsidiary guarantors also guarantee the remaining Old Notes by TRC on the same basis that TRC and the three U.S. subsidiary guarantors guarantee the TR Finance notes.

The exchange was not a debt extinguishment. Accordingly, the transaction did not result in a derecognition of the existing indebtedness. In the nine months ended September 30, 2025, the Company paid $4 million in solicitation fees to noteholders who participated in the exchange offers. This amount was included in “Other finance income (costs)” within the consolidated income statement. In addition, $8 million of transaction costs were reflected as a reduction in the carrying value of “Long-term indebtedness” within the consolidated statement of financial position. Cash payments for costs and fees of the exchange are reported in “Other financing activities” within the consolidated statement of cash flow.

The following is a summary of the Company's debt and related derivative instruments that hedge the cash flows of debt:

	Carrying Amount		Fair Value
September 30, 2025 (millions of U.S. dollars)	Primary Debt Instruments	Derivative Instruments	Primary Debt Instruments	Derivative Instruments
Commercial paper	339	-	340	-
$500 3.35% Notes due 2026	499	-	497	-
$500 5.85% Notes due 2040	492	-	522	-
$119 4.50% Notes due 2043	115	1	99	1
$350 5.65% Notes due 2043	336	7	347	7
$400 5.50% Debentures due 2035	395	-	415	-
Total	2,176	8	2,220	8
Current portion	838	-
Long-term portion	1,338	8

	Carrying Amount		Fair Value
December 31, 2024 (millions of U.S. dollars)	Primary Debt Instruments	Derivative Instruments	Primary Debt Instruments	Derivative Instruments
C$1,400 2.239% Notes due 2025	973	21	968	21
$500 3.35% Notes due 2026	499	-	491	-
$500 5.85% Notes due 2040	493	-	507	-
$119 4.50% Notes due 2043	116	-	94	-
$350 5.65% Notes due 2043	342	-	338	-
$400 5.50% Debentures due 2035	397	-	401	-
Total	2,820	21	2,799	21
Current portion	973	21
Long-term portion	1,847	-

Debt Repayment

In May 2025, the Company repaid its C$1.4 billion (U.S. $1.0 billion) 2.239% notes upon maturity with cash on hand and settled the related cash flow hedge derivative instruments. In September 2024, the Company repaid the remaining $242 million balance of its $450 million 3.85% notes upon maturity with cash on hand.

Fair value hedges

In September 2025, the Company entered fixed-to-floating interest rate swaps totaling $410 million in notional amount. Under these arrangements, the Company receives a fixed rate of interest and pays a variable rate based on SOFR plus a spread. These swaps are designated as fair value hedges for a portion of each of the Company's $119 million principal amount of 4.50% notes due May 2043 ($80 million hedged) and $350 million principal amount of 5.65% notes due November 2043 ($330 million hedged), covering the remaining term to debt maturity. The swaps were entered as part of the Company's strategy to manage interest rate risk. A change of 100-basis points in SOFR, either an increase or decrease, would increase or decrease annual interest expense by approximately $4 million. The Company seeks to achieve a 1:1 hedge ratio between the notional principal amount of the swaps and the underlying debt exposures.

In addition, the Company has credit support agreements with its counterparties under which one party may call on the other party to post cash collateral when the market value of the swaps exceeds specific thresholds, thus limiting credit exposure for the party in a fair value gain position. There was no cash collateral posted or received as of September 30, 2025.

Thomson Reuters Third Quarter Report 2025

The swaps are reported at fair value in the consolidated statement of financial position with changes in their fair value recorded through the consolidated income statement. In the three and nine months ended September 30, 2025, the Company recorded $2 million of hedge ineffectiveness at inception attributable to credit charges inherent in the swaps. This amount is reported within “Other finance income (costs)” in the consolidated income statement. The fair value of the swaps was a liability of $8 million, reported within "other financial liabilities, non-current", in the consolidated statement of financial position as of September 30, 2025.

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

•
Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
•
Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
•
Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

September 30, 2025 (millions of U.S. dollars)	Level 1	Level 2	Level 3	Total Balance
Assets
Money market accounts and other securities	-	293	-	293
Other receivables(1)	-	-	373	373
Financial assets at fair value through earnings	-	293	373	666
Financial assets at fair value through other comprehensive income(2)	-	-	143	143
Total assets	-	293	516	809

Liabilities
Derivatives used for hedging(3)	-	(8)	-	(8)
Contingent consideration(4)	-	-	(39)	(39)
Financial liabilities at fair value through earnings	-	(8)	(39)	(47)
Total liabilities	-	(8)	(39)	(47)

December 31, 2024 (millions of U.S. dollars)	Level 1	Level 2	Level 3	Total Balance
Assets
Money market accounts and other securities	-	1,095	-	1,095
Other receivables(1)	-	-	360	360
Financial assets at fair value through earnings	-	1,095	360	1,455
Financial assets at fair value through other comprehensive income(2)	1	-	98	99
Total assets	1	1,095	458	1,554

Liabilities
Derivatives used for hedging(3)	-	(21)	-	(21)
Contingent consideration(4)	-	-	(51)	(51)
Financial liabilities at fair value through earnings	-	(21)	(51)	(72)
Total liabilities	-	(21)	(51)	(72)

(1)
Receivables under an indemnification arrangement and contingent receivable (see below).
(2)
Investments in entities over which the Company does not have control, joint control or significant influence.
(3)
As of September 30, 2025, comprised of fixed-to-floating interest rate swaps on indebtedness maturing in 2043. As of December 31, 2024, comprised of fixed-to-fixed cross-currency interest rate swaps on indebtedness that matured in May 2025.
(4)
Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase, and to purchase shares from minority owners of a subsidiary.

As of September 30, 2025, other receivables in level 3 of the fair value measurement hierarchy include $290 million (2024 - $272 million) due from an indemnification arrangement and $83 million (2024 - $88 million) in contingent receivables from the sale of our FindLaw business in December 2024, the fair value of which is subject to the achievement of certain performance milestones through June 2026. The increase in the receivables between September 30, 2025 and December 31, 2024 is primarily due to fair value gains associated with the indemnification arrangement due to net foreign exchange gains and changes in interest rates associated with the indemnifying party’s credit profile, which are included in “(Loss) earnings from discontinued operations, net of tax”, within the consolidated income statement.

Thomson Reuters Third Quarter Report 2025

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the nine months ended September 30, 2025.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•
The fair value of investments predominantly reflect pricing from equity funding rounds;
•
The fair value of receivables due under indemnification arrangement considers estimated future cash flows, current market interest rates and non-performance risk;
•
The fair value of contingent receivables from the sale of FindLaw are based on a discounted cash flow analysis;
•
The fair value of contingent consideration liability is calculated based on estimates of future revenue performance or the achievement of certain commercial milestones; and
•
Both the fixed-to-floating interest rate swaps as of September 30, 2025 and fixed-to-fixed cross-currency interest rate swaps as of December 31, 2024 were measured using discounted cash flows with discount rates derived from observable yield curves.

Note 12: Other Non-Current Assets

The components of other non-current assets include the following:

	September 30,	December 31,
(millions of U.S. dollars)	2025	2024
Cash surrender value of life insurance policies	382	370
Deferred commissions	90	98
Net defined benefit plan surpluses	49	40
Other non-current assets(1)	108	117
Total other non-current assets	629	625

(1)
Includes a tax receivable from HM Revenue & Customs (“HMRC”) of $96 million and $89 million as of September 30, 2025 and December 31, 2024, respectively (see note 18).

Note 13: Payables, Accruals and Provisions

The components of payables, accruals and provisions include the following:

	September 30,	December 31,
(millions of U.S. dollars)	2025	2024
Trade payables	144	176
Accruals	691	799
Provisions	56	63
Other current liabilities	56	53
Total payables, accruals and provisions	947	1,091

Note 14: Provisions and Other Non-Current Liabilities

The components of provisions and other non-current liabilities include the following:

	September 30,	December 31,
(millions of U.S. dollars)	2025	2024
Net defined benefit plan obligations	520	523
Deferred compensation and employee incentives	76	75
Provisions	64	62
Other non-current liabilities	15	15
Total provisions and other non-current liabilities	675	675

Thomson Reuters Third Quarter Report 2025

Note 15: Capital

Share repurchases – Normal Course Issuer Bid (“NCIB”)

The Company buys back shares (and subsequently cancels them) from time to time as part of its capital strategy. Share repurchases are typically executed under a NCIB program, which is approved by the TSX. The current NCIB program allows the Company to repurchase up to 10 million common shares between August 19, 2025 and August 18, 2026. In August 2025, the Company announced its intention to repurchase up to $1.0 billion of its common shares. The Company completed this program in late October 2025, pursuant to which it repurchased a total of 6.0 million common shares.

The Company may repurchase common shares in open market transactions on the TSX, Nasdaq and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or Nasdaq or under applicable law, including private agreement purchases or share purchase program agreement purchases, if the Company receives, if applicable, an issuer bid exemption order in the future from applicable securities regulatory authorities in Canada for such purchases. The price that the Company will pay for common shares in open market transactions will be the market price at the time of purchase or such other price as may be permitted by the TSX.

Details of share repurchases are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Share repurchases (millions of U.S. dollars)	670	-	670	639
Shares repurchased (number in millions)	3.9	-	3.9	4.1
Share repurchases - average price per share	$172.03	-	$172.03	$156.92

Decisions regarding any future repurchases will depend on certain factors, such as market conditions, share price, and other opportunities to invest capital for growth. The Company may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. The Company entered into such a plan with its broker on September 4, 2025. As a result, the Company recorded a $292 million liability in “Other financial liabilities” within current liabilities as of September 30, 2025, with a corresponding amount recorded in equity in the consolidated statement of financial position.

In addition to the above amounts, there were $38 million of liabilities related to unsettled share repurchases as well as $17 million of excise taxes payable as of September 30, 2025. Both these amounts are included in the consolidated statement of changes in equity.

Dividends

Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan.

Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	2025	2024	2025	2024
Dividends declared per common share	$0.595	$0.54	$1.785	$1.62

Dividends declared	268	243	804	730
Dividends reinvested	(8)	(7)	(25)	(22)
Dividends paid	260	236	779	708

Thomson Reuters Third Quarter Report 2025

Note 16: Supplemental Cash Flow Information

Details of “Other” within the net cash provided by operating activities section in the consolidated statement of cash flow are as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2025	2024	2025	2024
Non-cash employee benefit charges	44	38	129	108
Net (gains) losses on foreign exchange and derivative financial instruments	(6)	31	52	6
Fair value adjustments (see note 5)	5	-	19	(8)
Other	9	(13)	23	67
	52	56	223	173

Details of “Changes in working capital and other items” within the net cash provided by operating activities section in the consolidated statement of cash flow are as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2025	2024	2025	2024
Trade and other receivables	28	68	55	112
Prepaid expenses and other current assets	16	47	32	36
Payables, accruals and provisions	21	39	(218)	(148)
Deferred revenue	(29)	7	32	27
Income taxes(1)	73	44	49	258
Other	(2)	1	(29)	(33)
	107	206	(79)	252

(1)
The three and nine months ended September 30, 2024 includes current tax liabilities that were recorded on the sale of LSEG shares (see note 8), for which the tax payments are included in investing activities.

Details of income taxes paid are as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2025	2024	2025	2024
Operating activities - continuing operations	(15)	(25)	(165)	(171)
Investing activities - continuing operations	(33)	(65)	(33)	(202)
Total income taxes paid	(48)	(90)	(198)	(373)

Note 17: Acquisitions

Acquisitions include the purchase of a controlling or a non-controlling interest in a business. Acquisitions also include asset acquisitions for the purchase of other identifiable intangible assets. Acquisitions where control is acquired are integrated into existing operations of the Company to broaden its offerings to customers as well as its presence in global markets. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition.

In 2024, the Company acquired Pagero in stages, resulting in the presentation of the consideration in the investing and financing sections of the consolidated statement of cash flow. See “Pagero” section below for additional details.

Acquisition activity

The number of acquisitions completed, and the related consideration in the three and nine months ended September 30, 2025 and 2024 are as follows:

	Three months ended September 30,		Nine months ended September 30,
Number of transactions	2025	2024	2025	2024
Businesses acquired	2	1	3	3
Investments in businesses	3	2	10	6
Asset acquisitions	1	-	1	1
	6	3	14	10

Thomson Reuters Third Quarter Report 2025

	Three months ended September 30,		Nine months ended September 30,
Total consideration	2025	2024	2025	2024
Businesses acquired, net of cash	156	7	741	445
Investments in businesses	9	15	37	24
Asset acquisitions	13	-	13	15
Deferred and contingent consideration payments	15	3	32	8
	193	25	823	492

The following provides a brief description of the most significant acquisitions completed in the nine months ended September 30, 2025 and 2024:

Date	Company	Acquiring Segments	Description
January 2025	cPaperless, LLC ("SafeSend")	Tax & Accounting Professionals

A U.S. based cloud-native provider of technology for tax and accounting professionals. SafeSend automates the “last-mile” of the tax return, including assembly, review, taxpayer e-signature, and delivery.

September 2025	Additive AI, Inc. ("Additive")	Tax & Accounting Professionals

Uses artificial intelligence to automate tax document processing for tax and accounting professionals. Additive's GenAI-native platform ingests and parses complex U.S. federal tax forms, including schedule K-1, during tax preparation.

January 2024	Pagero Group AB (publ) (“Pagero”)	Corporates	A global leader in e-invoicing and indirect tax solutions, which it delivers through its Smart Business Network.
January 2024	World Business Media Limited ("The Insurer")	Reuters News	A cross-platform, subscription-based provider of editorial coverage for the global P&C and specialty (re)insurance industry.

Thomson Reuters Third Quarter Report 2025

The details of net assets acquired, including purchase price adjustments are as follows:

	Nine Months Ended September 30,			Nine Months Ended September 30,
(millions of U.S. dollars)	2025			2024
SafeSend		Other	Total	Pagero	Other	Total
Cash and cash equivalents	14	6	20	10	2	12
Trade receivables	11	1	12	21	3	24
Prepaid expenses and other current assets	2	-	2	6	1	7
Current assets	27	7	34	37	6	43
Property and equipment	1	-	1	8	-	8
Computer software	225	64	289	255	-	255
Other identifiable intangible assets	38	6	44	30	18	48
Equity method investments	-	-	-	45	-	45
Other non-current assets	1	-	1	4	-	4
Total assets	292	77	369	379	24	403
Payables and accruals	(4)	-	(4)	(39)	(1)	(40)
Current taxes payable	-	-	-	(1)	(1)	(2)
Deferred revenue	(16)	(2)	(18)	(17)	(5)	(22)
Other financial liabilities	-	-	-	(2)	(6)	(8)
Current liabilities	(20)	(2)	(22)	(59)	(13)	(72)
Long-term indebtedness	-	-	-	(48)	-	(48)
Provisions and other non-current liabilities	-	-	-	(1)	-	(1)
Other financial liabilities	(1)	-	(1)	(14)	(24)	(38)
Deferred tax	(53)	(16)	(69)	(33)	(5)	(38)
Total liabilities	(74)	(18)	(92)	(155)	(42)	(197)
Net assets acquired	218	59	277	224	(18)	206
Goodwill	381	103	484	573	66	639
Total	599	162	761	797	48	845
Businesses acquired, net of cash	585	156	741	399	46	445
Non-controlling interests	-	-	-	388	-	388

The excess of the purchase price over the net assets acquired was recorded as goodwill and reflects synergies and the value of the acquired workforce. Relative to the acquisitions completed in the nine months ended September 30, 2025 and 2024, the majority of goodwill is not expected to be deductible for tax purposes.

Purchase price allocation

Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations. Purchase price allocations related to the Company's Pagero acquisition were completed as of December 31, 2024. Accordingly, the net assets acquired as of September 30, 2024 were revised to reflect the final purchase price adjustments, including computer software, other identifiable intangible assets, goodwill, equity method investments, cash and cash equivalents and other assets.

Pagero

In January 2024, the Company acquired a controlling interest in Pagero through a public tender offer. Subsequently, the Company purchased the remaining interests from the non-controlling shareholders to increase its ownership of Pagero to 100%.

The non-controlling interest was measured at fair value, based on the tender offer price of SEK 50 per share, on the date of acquisition and recorded as part of equity. After the date of acquisition, the non-controlling interest was adjusted for its proportionate share of changes in equity. After the Company gained control of Pagero, purchases of the remaining shares from the non-controlling interests reduced equity and were presented in financing activities within the consolidated statement of cash flow.

Other

The revenues and operating profit of acquired businesses were not material to the Company’s results of operations.

Thomson Reuters Third Quarter Report 2025

Note 18: Contingencies

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, privacy and data protection matters, defamation matters and intellectual property infringement matters. The outcome of all the matters against the Company is subject to future resolution, including uncertainties of litigation. Litigation outcomes are difficult to predict with certainty due to various factors, including but not limited to: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both trial and appellate levels; and the unpredictable nature of opposing parties. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, the Company performs an expected value calculation to determine its provisions. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Prior to December 31, 2023, the Company paid $430 million of tax as required under notices of assessment issued by the U.K. tax authority, HM Revenue & Customs (“HMRC”), under the Diverted Profits Tax (“DPT”) regime that collectively related to the 2015, 2016, 2017 and 2018 taxation years of certain of its current and former U.K. affiliates. The Company does not believe these current and former U.K. affiliates fall within the scope of the DPT regime. Because the Company believes its position is supported by the weight of law, it intends to vigorously defend its position and will continue contesting these assessments through all available administrative and judicial remedies. As the assessments largely relate to businesses that the Company has sold, the majority are subject to indemnity arrangements under which the Company has been required to pay additional taxes to HMRC or the indemnity counterparty.

The Company does not believe that the resolution of these matters will have a material adverse effect on its financial condition taken as a whole. Payments made by the Company are not a reflection of its view on the merits of the case. As the Company expects to receive refunds of substantially all of the amounts paid pursuant to these notices of assessment, it has recorded substantially all of these payments as non-current receivables from HMRC or the indemnity counterparty, in its financial statements.

Guarantees

The Company has an investment in 3 Times Square Associates LLC (“3XSQ Associates”), an entity jointly owned by a subsidiary of the Company and Rudin Times Square Associates LLC (“Rudin”), that owns and operates the 3 Times Square office building (“the building”) in New York, New York. In May 2025, 3XSQ Associates extended the maturity of its 3-year term loan facility from June 2025 for an additional 2 years to June 2027 and reduced the facility to $385 million from $415 million. The facility was obtained in 2022 to refinance existing debt, fund the building’s redevelopment, and cover interest and operating costs during the redevelopment period. The building is pledged as loan collateral. Thomson Reuters and Rudin each guarantee 50% of (i) certain principal loan amounts and (ii) interest and operating costs. Thomson Reuters and Rudin also jointly and severally guarantee (i) completion of commenced works and (ii) lender losses arising from disallowed acts, environmental or otherwise. To minimize economic exposure to 50% for the joint and several obligations, Thomson Reuters and a parent entity of Rudin entered into a cross-indemnification arrangement. The Company believes the value of the building is expected to be sufficient to cover obligations that could arise from the guarantees. The guarantees do not impact the Company’s ability to borrow funds under its $2.0 billion syndicated credit facility or the related covenant calculation.

Thomson Reuters Third Quarter Report 2025

Note 19: Related Party Transactions

As of September 30, 2025, the Company’s principal shareholder, Woodbridge (together with its affiliates), beneficially owned approximately 70% of the Company’s common shares.

Transactions with 3XSQ Associates

In the nine months ended September 30, 2025, the Company contributed $5 million in cash pursuant to a capital call and made an $18 million in-kind contribution representing the fair value of guarantees provided in connection with a $385 million loan facility obtained by 3XSQ Associates (see note 18).

Except for the above transactions, there were no new significant related party transactions during the first nine months of 2025. Refer to “Related Party Transactions” disclosed in note 32 of the Company’s consolidated financial statements for the year ended December 31, 2024, which are included in the Company’s 2024 annual report, for information regarding related party transactions.